FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1: Name and Address of Reporting Issuer

Shaw Communications Inc. (“Shaw”)
630 — 3rd Avenue S.W., Suite 900
Calgary AB T2P 4L4

Item 2: Date of Material Change

December 16, 2015

Item 3: News Release

A news release was issued by Shaw and disseminated through Marketwire on December 16, 2015.

Item 4: Summary of Material Change

Shaw agreed to acquire a 100% interest in Mid-Bowline Group Corp. and its wholly-owned subsidiary, WIND Mobile Corp. (“WIND” or the “Company”), for an enterprise value of approximately $1.6 billion (the “Transaction”).

Item 5: Full Description of Material Change

On December 16, 2015, Shaw entered into an arrangement agreement by which it will acquire 100% of Mid-Bowline Group Corp. and its wholly-owned subsidiary, WIND. WIND is Canada’s largest non-incumbent wireless services provider, serving approximately 940,000 subscribers across Ontario, British Columbia and Alberta with 50MHz of spectrum in each of these regions. WIND is dedicated to offering a differentiated wireless experience for Canadians by offering strong value and exclusive features through easy to understand wireless plans and no-term contracts.

Led by a management team with demonstrated telecom expertise, the Company has achieved impressive growth as evidenced by a 47% increase in its subscriber base over the past two years which has translated into strong growth in revenue and EBITDA. In calendar year 2015, WIND is expected to generate $485 million in revenue and $65 million in EBITDA. As WIND continues to reinvest in its network and service offering, including a scheduled upgrade to 4G LTE services by 2017, the Company expects that its unique customer value proposition will result in continued strong growth in the future.

WIND’s current management team is led by Chief Executive Officer Alek Krstajic, who has over 20 years of telecom experience. Mr. Krstajic and his team will remain with the Company and will continue to drive the wireless opportunity.

The Transaction will give Shaw immediate scale, spectrum, retail distribution and a network with a clear path to LTE that complements its existing fibre and WiFi infrastructure. The acquisition of WIND is expected to provide Shaw with a unique platform in the wireless sector which will allow it to offer a converged network solution to its customers that leverages its full portfolio of best-in-class telecom services, including fibre, cable, WiFi, and now wireless. Growth of WIND is planned to be accelerated by combining Shaw’s existing customer relationships, trusted brand and wireline and WiFi infrastructure with WIND’s asset base, including its existing spectrum position and mobile network

Transaction Terms & Financing

Under the terms of the Transaction, Shaw will acquire 100% of the shares of WIND’s parent company, Mid-Bowline Group Corp., by plan of arrangement, for an enterprise value of approximately $1.6 billion based on quarterly financial statements as of September 30, 2015. Shaw has executed a fully-committed bridge financing facility. Shaw is committed to a financing plan that maintains its investment grade status and accordingly will optimize the significant flexibility available to it, including potential debt issuance, asset sales, the issuance of preferred or common equity or any combination thereof.

The Transaction is subject to the receipt of certain approvals, including those from the Competition Bureau and the Ministry of Innovation, Science & Economic Development (formerly Industry Canada) and court approval of the plan of arrangement. Shareholders of Mid-Bowline Group Corp. have approved the Transaction and closing is expected to occur in the third quarter of fiscal 2016.

Caution Regarding Forward-Looking Statements

Statements in this material change report relating to the acquisition of WIND, the related financing, Shaw’s credit rating and operational and growth plans and expected business and financial results for Shaw and WIND constitute “forward-looking statements” within the meaning of applicable securities laws. These statements are based on assumptions made by Shaw that it believes are appropriate in the circumstances, including without limit, that: regulatory and court approvals will be received and the other conditions to closing of the Transaction will be satisfied; financial markets will be receptive to Shaw’s future financing on acceptable terms; expected business and financial results for Shaw and WIND will be realized; the pricing environment for WIND is stable relative to current rates; there is no significant market disruption or other significant changes in economic conditions, competition or regulation; the upgrade to 4G LTE, other growth plans and the converged network solution can be executed in a timely and cost effective manner to yield the results expected for Shaw and WIND; and WIND will provide expected benefits to Shaw and the service offering for its customers. There is the risk that one or more of these assumptions will not prove to be accurate and this may affect closing of the Transaction and/or the business, operational and financial expectations for Shaw. Undue reliance should not be placed on any forward-looking statement. Except as required by law, Shaw disclaims any obligation to update any forward-looking statement.

Item 6: Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7: Omitted Information

None

Item 8: Executive Officer

The following executive officer of Shaw is knowledgeable about the material change and this report:

Vito Culmone
Executive Vice President & Chief Financial Officer
403-750-4500

Item 9: Date of Report

December 18, 2015